Exhibit 4.2

OPTION AGREEMENT

THIS AGREEMENT, made as of this 26th day of October 2004, by and between eLEC COMMUNICATIONS CORP., having its principal office at 75 South Broadway, Suite 302, White Plains, New York 10601 (the “Company”) and Michael Khalilian, an employee of the Company, residing at 720 Cricklewood Terrace, Heathrow, Florida 32746, (the “Optionee”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company believes that the interests of the Company will be advanced by granting an incentive to officers, directors and key employees of the Company by providing them with the opportunity to purchase shares of the Company’s Common Stock on terms which will give them a more direct and continuing interest in the future success of the Company’s business;

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the parties agree as follows:

1.           Grant of Options.  Subject to, and pursuant to, all of the terms and conditions of this Agreement, the Company hereby grants to the Optionee the right and option (the “Option”) to purchase all or any part of an aggregate of 900,000 shares (the “Shares”) of Common Stock, par value $.10 per share (“Common Stock”) of the Company, at a purchase price of $0.23 per share.  The Option granted hereunder is intended to be a non-qualified stock option and shall not qualify as an “incentive stock option” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

2.           Expiration.  The Option may not be exercised after the fifth anniversary of the date hereof (the “Expiration Date”).

3.           Exercise of Option.  The Option may be exercised at any time after the date hereof and prior to the Expiration Date or the earlier termination of the Option.  Notwithstanding the foregoing, the Option shall not be exercisable for more than the number of Shares that are then vested.  The Option shall vest with respect to 100% of the Shares over a period ending October 26, 2007 and shall vest in the installments listed below: In addition, the options shall vest with respect to 100% of the shares upon a Sale of the Company (as defined in section 9 b (i)).

Vesting Date	Shares Vesting
October 26, 2005	450,000
October 26, 2006	225,000
October 26, 2007	225,000

If the Option is not exercised to the maximum extent permissible, it shall be exercisable, in whole or in part, with respect to all Shares not so purchased prior to the Expiration Date or the earlier termination of the Option. During the lifetime of the Optionee, the Option shall be exercisable only by the Optionee and only while the Optionee is continuously a director or employee of the Company or a Subsidiary (as defined in the Plan), within three months after the Optionee ceases to be a director or employed or, if disabled (within the meaning of Section 22(e)(3) of the Code), within one year of such disability (but not later than the Expiration Date) if and to the extent the Option was exercisable by the Optionee on the last day that the Optionee served as a director or employee of the Company or a Subsidiary. Notwithstanding the foregoing, in the event that the Optionee shall be removed from the Board of Directors or terminated as an employee for cause, all rights as to that portion of the Option that is unexercised shall immediately terminate.

4.           Payment of Purchase Price Upon Exercise.  The Option granted under this Agreement may be exercised in whole or in part by the Optionee’s delivering or mailing to the Company at its principal office, or such other place as the Company may designate, written notice of exercise in the form prescribed by the Committee and duly signed by the Optionee (the “Exercise Notice”).  Such exercise shall be effective upon (a) receipt of such written notice by the Company and (b) payment to the Company of the full purchase price in cash.  The Optionee shall make appropriate arrangements for the payment of all applicable withholding taxes.

5.           Issuance and Delivery.  The Optionee’s Exercise Notice shall state the number of Shares with respect to which the Option is being exercised and specify a date, not less than five (5) or more than fifteen (15) days after the date of the mailing of such notice, on which the Shares will be taken and payment made therefor.  On the date specified in the Exercise Notice, the Company shall deliver, or cause to be delivered, to the Optionee (or his personal representative, as the case may be) stock certificates for the number of Shares with respect to which the Option is being exercised, against receipt of payment therefor.  Certificates evidencing the Shares issued upon exercise of the Option may contain such legends reflecting any restrictions upon transfer of the Shares evidenced thereby as in the opinion of counsel to the Company may be necessary for the lawful and proper issuance of such certificates.  Delivery of the Shares may be made at the office of the Company or at the office of a transfer agent appointed for the transfer of shares of Common Stock.

6.           Transferability. The Option shall not be transferable otherwise than by will or by the laws of descent and distribution. The Option shall not be subject, in whole or in part, to attachment, execution or levy of any kind.

7.           No Rights as a Shareholder. Neither the Optionee nor his legal representative shall be, nor have any of the rights or privileges of, a shareholder of the Company in respect of any of the Shares, unless and until certificates representing such Shares shall have been issued and delivered to the Optionee (or his legal representative).

8.           Adjustment. In the event of any change in the outstanding Common Stock by reason of stock dividends, special dividends, recapitalization, reorganizations, mergers, consolidations, split-ups, combinations or exchanges of shares and the like, the number and kind of shares under this Agreement and the purchase price per share hereof shall be appropriately adjusted consistent with such change.  The determination of the Committee as to any adjustment shall be final, binding and conclusive.  It is the intention hereunder to provide for an equitable adjustment.

9.           Sale of the Company. (a) Notwithstanding any provision in this Agreement to the contrary, in the event of a Sale of the Company (as defined in paragraph (b) below), the Option, at the election of the Company, may be terminated and, if terminated, the Optionee shall receive an amount in cash equal to the difference between the purchase price in effect at the time of such Sale of the Company and the Fair Market Value (as defined in paragraph (b) below) of the Shares subject to the then remaining unexercised portion of the Option.

(b) For purposes of this Section 9 the following terms shall have the indicated meanings:

(i) “Sale of the Company” means a Change of Control of the Company (as defined in clause (ii) below) or a sale of all or substantially all of the assets of the Company in a single transaction or a series of related transactions.

(ii) “Change of Control” of the Company will be deemed to have occurred at such time as (A) any person or entity (a “Person”), including a Person’s affiliates and associates, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Securities Exchange Act of 1934, as amended) of 50% or more of the total voting power of the Common Stock, (B) there shall be consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Common Stock would be converted into cash, securities or other property, other than a merger or consolidation of the Company in which the holders of the Common Stock outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the common stock of the surviving corporation immediately after such consolidation or merger, or (C) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company has been approved by 66 2/3% of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors.

(iii)  “Fair Market Value” shall be determined as of the last business day for which the prices or quotes discussed in this sentence are available prior to the date of the Sale of the Company and shall mean (A) the closing selling price per share on that date of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (B) the closing selling price per share on that date of the Common Stock on the NASDAQ quotation system, if the Common Stock is not then traded on a national securities exchange; or (C) the closing bid price per share last quoted on that date by an established quotation service for over-the-counter securities, if the Company Stock is not reported on the NASDAQ quotation system.

10.           Compliance with Law and Regulations.  The Option and the obligation of the Company to sell and deliver Shares hereunder shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any governmental or regulatory agency as may be required.  The Company shall not be required to issue or deliver any certificates for Shares prior to (i) the listing of such Shares on any stock exchange on which the Common Stock may then be listed and (ii) the completion of any registration or qualification of such Shares under any federal or state law, or any rule or regulation of any government body which the Board of Directors or the Committee shall, in its sole discretion, determine to be necessary or advisable.  Moreover, the Options may not be exercised if their exercise, or the receipt of Shares pursuant thereto, would be contrary to applicable law.

11.           Investment Representation.  The Board of Directors or the Committee may require the Optionee to furnish to the Company, prior to the issuance of any Shares upon the exercise of any Option, an agreement (in such form as the Board of Directors or the Committee may specify) in which the Optionee represents that the Shares acquired by the Optionee upon exercise are being acquired for investment and not with a view to the sale or distribution thereof.

12.           Continued Employment.  Neither this Agreement nor any Option granted hereunder shall confer upon any Employee any right to continue in the employ of the Company or any Subsidiary, confer upon any member of the Board of Directors any right to continue on the Board of Directors or limit in any respect the right of the Company, the Board of Directors or any Subsidiary to terminate the employment of any Employee or the service of any member of the Board of Directors at any time.

13.           Notices.  Any notice hereunder to the Company shall be addressed to it at its offices, 75 South Broadway, Suite 302, White Plains, New York 10601.  Attention:  Mr. Paul Riss, Chief Executive Officer, and any notice hereunder to Optionee shall be addressed to him at 720 Cricklewood Terrace, Heathrow, Florida 32746 subject to the right of either party to designate at any time hereafter in writing some other address.

14.           Miscellaneous. This Agreement contains the entire understanding and agreement between the parties relating to the subject matter hereof and thereof, except as otherwise referred to herein, and supersedes any prior agreement between the parties, whether written or oral.  Neither this Agreement nor any provision hereof may be waived, modified, amended, changed, discharged or terminated, except by an agreement in writing signed by the party against whom enforcement of any waiver, modification, change, amendment, discharge or termination is sought.  To the extent that any one or more of the provisions of this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any manner be affected or impaired thereby.

15.           Governing Law.  This Agreement shall be interpreted, and the rights and liabilities of the parties hereto determined, in accordance with the internal laws of the State of New York, without regard to the conflicts of law principles thereof.

16.           Counterparts.  This Agreement may be executed in two counterparts each of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have signed this Agreement as of the date and year first above written.

ELEC COMMUNICATIONS CORP.

By: /s/ Paul H. Riss
Name: Paul H. Riss
Title: Chief Executive Officer

/s/ Michael Khalilian
Michael Khalilian